                                                  UNITED STATES
                                       SECURITIES AND EXCHANGE COMMISSION
                                            Washington, D.C. 20549

                                                -----------------

                                                   FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
---

                                   For the fiscal year ended December 31, 2005

                                                       OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
---

                          For the transition period from                to
                                                          ------------     ----------------

                                        Commission File Number 0-13089

                                                ------------------

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                Merchants and Farmers Bank Profit and Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                                                First M&F Corporation
                                             134 West Washington Street
                                            Kosciusko, Mississippi  39090

                                             MERCHANTS AND FARMERS BANK
                                                 PROFIT AND SAVINGS PLAN

                                                 Table of Contents

                                                                                              Page

Report of Independent Registered Public Accounting Firm                                           1

Statements of Net Assets Available for Benefits - December 31, 2005, and 2004                     2

Statements of Changes in Net Assets Available for Benefits - Year Ended December 31, 2005         3

Notes to Financial Statements                                                                     4

Schedule 1 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)-December 31, 2005    11

Report of Independent Registered Public Accounting Firm

The Retirement Committee
Merchants and Farmers Bank
Kosciusko, Mississippi

We have audited the accompanying statements of net assets available for benefits of the Merchants and Farmers Bank Profit and Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for benefits of the Merchants and Farmers Bank Profit and Savings Plan as of December 31, 2005 and 2004, and changes in its net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1994. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  SHEARER, TAYLOR & CO., P.A.

Ridgeland, Mississippi
July 11, 2006

                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                  Statements of Net Assets Available for Benefits
                                            December 31, 2005 and 2004

                                                                            2005                   2004
                                                                            ----                   ----

Cash                                                                   $           -           $     22,454

Investments, at current value:
  Interest bearing accounts                                                        -                203,171
  First M & F Corporation common stock, 98,782 and 89,817 shares           3,329,944              3,040,306
  Other equity securities                                                          -                 87,500
  Mutual funds                                                             6,521,857              4,570,393
  Pooled separate accounts                                                         -                261,334
  Investment contract with insurance company, at contract value            1,129,843              1,183,983
                                                                          ----------             ----------
          Total investments                                               10,981,644              9,346,687
                                                                          ----------             ----------

Dividends receivable                                                          26,165                      -

Contributions receivable:
  Employer                                                                    89,135                 80,409
  Participants                                                                37,546                 22,652
                                                                          ----------             ----------
          Total contributions receivable                                     126,681                103,061
                                                                          ----------             ----------

          Net assets available for benefits                            $  11,134,490           $  9,472,202
                                                                          ==========             ==========

The accompanying notes are an integral part of these financial statements.

                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                        Statement of Changes in Net Assets
                                              Available for Benefits
                                           Year Ended December 31, 2005

Additions to net assets:
  Contributions:
    Employer                                                                           $    447,711
    Participant deferrals                                                                   971,757
    Rollover                                                                                129,299
                                                                                      -------------
          Total contributions                                                             1,548,767
                                                                                      -------------

  Investment income:
    Dividends                                                                               182,547
    Interest on investment contract with insurance company                                   39,634
    Other interest income                                                                     6,265
    Net gain on sale of other equity securities                                              21,000
    Net appreciation in current value of investments                                        240,483
                                                                                      -------------
          Net investment income                                                             489,929
                                                                                      -------------

          Total additions                                                                 2,038,696
                                                                                      -------------

Deductions from net assets:
  Distributions for benefits paid to participants or their beneficiaries                    376,408
  Administrative fees and expenses, exclusive of $31,232 paid directly by employer                -
                                                                                      -------------

          Total deductions                                                                  376,408
                                                                                      -------------

          Net increase in net assets                                                      1,662,288

Net assets available for benefits:
  Beginning of year                                                                       9,472,202
                                                                                      -------------

  End of year                                                                          $ 11,134,490
                                                                                      =============

The accompanying notes are an integral part of this financial statement.

                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                           Notes to Financial Statements
Note 1: Description of Plan

The following description of the Merchants and Farmers Bank (the Bank) Profit and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of the Bank and subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Administration

The Bank, a wholly-owned subsidiary of First M & F Corporation, is the Plan sponsor, administrator and trustee. The Plan is administered by a committee appointed by the board of directors of the Bank. The Plan’s record keeping and custodial functions for participant directed investments were handled by MFS Retirement Services, Inc. prior to the transfer of these functions to Principal Financial Group effective December 31, 2004.

Contributions

Each year participants may contribute pretax annual compensation to the Plan subject to Internal Revenue Service limits. Participants may direct the investment of their contributions into various investment options offered by the Plan. The Bank may contribute on behalf of each participant an amount equal to a matching percentage of all or a portion of such participant’s salary deferral contributions during the plan year. For any plan year in which the Bank decides to make a matching contribution, the Bank designates both the matching percentage and the portion of salary deferral contributions to be matched. Matching contributions were made at a rate of 50% of participant contributions, subject to a 6% contribution limit per participant, in 2005. Discretionary employer contributions amounted to $75,000 for 2005.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and matching amounts contributed by the Bank on behalf of the participant. Other amounts contributed by the Bank are allocated based on a participant’s annual earnings. Investment earnings on participant directed accounts are allocated based on each participant’s account earnings. Other investment earnings are allocated based on the balance of a participant’s account.

Vesting

A participant is 100 percent vested in employer contributions after three years of credited service, upon normal retirement, total disability, or death. A participant is 100 percent vested in the participant’s contribution.

                                                                                                             (Continued)

                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                           Notes to Financial Statements
Note 1: (Continued)

Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount, periodic installments for a period not to exceed ten years, or a combination thereof. Net assets available for benefits at December 31, 2005 and 2004, included $1,363,031 and $1,140,876 allocated to the accounts of terminated participants. Total vested benefits related to these participants amounted to $1,362,763 and $1,134,235.

Forfeited Accounts

Forfeited nonvested accounts are used to reduce future employer contributions. There were no forfeited nonvested accounts at December 31, 2005. Forfeited nonvested accounts amounted to $3,452 at December 31, 2004.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in employer contributions.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Investments

Marketable investments are stated at current value based on closing quoted market prices on the last business day of the Plan year. Closely held equity securities are stated based on appraised value. The investment in insurance contract is valued at contract value.

Administrative Fees

Certain administrative and investment management fees are paid by the Plan. All other fees, including professional fees, are paid by the Bank.

                                                                                                             (Continued)

                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                           Notes to Financial Statements
Note 2: (Continued)

Estimates

The preparation of financial statements in accordance with accounting principals generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Reclassifications

Certain reclassifications have been made to the 2004 financial statements to be consistent with 2005 presentation.

Note 3: Investments

The following is a summary of investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004:

                                                                                          2005                  2004
                                                                                          ----                  ----

    First M & F Corporation common stock (95,065 and
      89,817 shares non-participant directed and
      3,717 and 0 shares participant directed)                                        $ 3,329,944          $ 3,040,306

    Participant directed:
    Guaranteed investment contract with Principal Life Insurance Company                1,129,843            1,156,426

    Mutual funds:
      Principal Investors Bond & Mortgage Securities Fund                                 675,233              609,550
      Principal Investors LifeTime 2010 Fund                                            1,262,302              982,718
      Principal Investors Partners LargeCap Blend Fund                                    818,132            1,386,045
      Principal Investors Partners LargeCap Growth II Fund                                607,477            1,077,784
      American Funds New Perspective R3 Fund                                              447,300              514,296
                                                                                      ===========          ===========

                                                                                                           (Continued)

                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                           Notes to Financial Statements

Note 3:  (Continued)

During 2005, the Plan's  investments  (including  gains and losses on investments  bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

      First M & F Corporation common stock                                         $      (18,002)
      Pooled separate accounts                                                             (6,374)
      Mutual funds                                                                        264,859
                                                                                       -----------
                                                                                       $  240,483
                                                                                       ===========

The  following is a summary of dividends  recorded in the 2005  statement  of changes in net assets  available  for benefits:

      First M & F Corporation common stock                                         $       97,656
      Other equity securities                                                               5,390
      Mutual funds                                                                         79,501
                                                                                       -----------
                                                                                       $  182,547
                                                                                       ===========

The following is a summary of the Plan's investment in First M & F Corporation common stock:

                                                                                         Cost                Current
                                                                      Shares             Basis                Value
                                                                      ------             -----                -----

    December 31, 2005                                                 98,782          $ 1,432,104          $ 3,329,944
    December 31, 2004                                                 89,817            1,164,705            3,040,306
                                                                      ======          ===========          ===========

The following is a summary of the net assets for non-participant directed investments at December 31, 2005 and
2004:

                                                                       2005                  2004
                                                                       ----                  ----

    Cash                                                             $         -          $    22,454

    Investments:
      Interest bearing accounts                                                -              203,171
      First M & F Corporation common stock                             3,204,661            3,040,306
      Other equity securities                                                  -               87,500
      Pooled separate accounts                                                 -              261,334
      Investment contract with insurance company                               -               27,557
                                                                     -----------         ------------
                Total investments                                      3,204,661            3,619,868
                                                                     -----------         ------------

    Dividends receivable                                                  25,180                    -
    Employer contribution receivable                                      75,000               75,000
                                                                     -----------         ------------

                                                                     $ 3,304,841          $ 3,717,322
                                                                     ===========         ============

                                                                                                           (Continued)

                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                           Notes to Financial Statements

Note 3:  (Continued)

The following is a summary of the changes in net assets for non-participant directed investments for the year ended December 31, 2005:

    Employer contributions                                                       $     75,000
    Dividends                                                                         100,342
    Other interest income                                                               6,265
    Net gain on sale of other equity securities                                        21,000
    Net appreciation (depreciation) in current value of investments                   (25,116)
    Distributions                                                                     (48,805)
    Transfers                                                                        (541,167)
                                                                                 -------------

                                                                                 $   (412,481)
                                                                                 =============

Note 4:  Investment Contract With Insurance Company

The Plan has entered into a guaranteed  investment  contract with  Principal Life  Insurance  Company  (Principal).
At  December  31,  2005,  the  contract  paid a stated  rate of return of 3.30%  through  June 30,  2006.  The rate resets  semi-annually.  The contract is included in the financial  statements at contract value.  Participants  may ordinarily  direct the  withdrawal  or transfer of all or a portion of their  investment at contract  value.  There are no reserves against the  contract value for credit risk of the contract issuer or otherwise.

Note 5:  Reconciliation with Form 5500

The following is a reconciliation of 2005 financial statements to Form 5500, Schedule H:

                                                        Net Assets                                 Contributions
                                                        Available         Change in                -------------
                                                       for Benefits       Net Assets         Employer         Participant
                                                       ------------       ----------         --------         -----------

  Form 5500, Schedule H                                $ 11,033,325      $ 1,664,184        $ 453,120         $ 994,409
  Current year dividend receivable                           26,165           26,165                -                 -
  Employer contribution receivable:
    Current year                                             75,000           75,000           75,000                 -
    Prior year                                                    -          (80,409)         (80,409)                -
  Participant contribution receivable:
    Current year                                                  -                -                -                 -
    Prior year                                                    -          (22,652)               -           (22,652)
                                                       ------------      ------------      ----------         ----------

  Financial statements                                 $ 11,134,490      $ 1,662,288        $ 447,711         $ 971,757
                                                       ============      ============      ==========         ==========

                                                                                                            (Continued)

                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                           Notes to Financial Statements

Note 5:  (Continued)

The  following  is a  reconciliation  of the 2004  statement  of net assets  available  for  benefits to Form 5500,
Schedule H:

                                                                                   Net Assets
                                                                              Available for Benefits
                                                                              ----------------------

    Form 5500, Schedule H                                                           $ 9,369,141
    Employer contribution receivable                                                     80,409
    Participant contribution receivable                                                  22,652
                                                                                    -----------

    Financial statements                                                            $ 9,472,202
                                                                                    ===========

Note 6:  Income Tax Status

The Internal  Revenue  Service has determined and informed the Bank by a letter dated August 6, 2003, that the Plan is  qualified  and the trust  established  under the Plan is  tax-exempt,  under the  appropriate  sections  of the
Internal  Revenue Code (IRC).  Although the Plan has been amended since  receiving the  determination  letter,  the
Plan  Administrator  believes  that the Plan is designed and is currently  being  operated in  compliance  with the applicable requirements of the IRC.

                                                                                                              Schedule 1

                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN
                                    Employer Identification Number: 64-0202960
                                                 Plan Number: 002

                                                Schedule H, Line 4i
                                     Schedule of Assets (Held at End of Year)
                                                 December 31, 2005

(a)                             (b)                                            (c)                (d)              (e)
                                                                             Units or                            Current
                      Identity of Issue                                      Par Value            Cost            Value
                      -----------------                                      ---------            ----            -----

          Equity securities:
*          First M & F Corporation                                            98,782        $1,432,104      $3,329,944

          Mutual funds:
            Princor Financial Services:
*            Principal Investors Bond & Mortgage Securities Fund              63,581                N/A          675,233
*            Principal Investors S&P 500 Index Fund                              395                N/A            3,493
*            Principal Investors LifeTime Strategic Fund                      16,503                N/A          194,565
*            Principal Investors LifeTime 2010 Fund                          104,755                N/A        1,262,302
*            Principal Investors LifeTime 2020 Fund                           42,739                N/A          525,694
*            Principal Investors LifeTime 2030 Fund                           29,724                N/A          361,444
*            Principal Investors LifeTime 2040 Fund                           17,344                N/A          213,848
*            Principal Investors LifeTime 2050 Fund                            3,741                N/A           44,589
*            Principal Investors Partners LargeCap Blend Fund                 80,843                N/A          818,132
*            Principal Investors Partners LargeCap Value Fund                  2,335                N/A           31,002
*            Principal Investors Partners MidCap Value Fund                    7,398                N/A          105,121
*            Principal Investors Real Estate Fund                              3,973                N/A           81,721
*            Principal Investors S&P 400 Index Fund                            2,071                N/A           28,452
*            Principal Investors Partners LargeCap Growth II Fund             74,809                N/A          607,447
*            Principal Investors Partners MidCap Growth Fund                   6,741                N/A           62,220
*            Principal Investors Partners SmallCap Growth II Fund              6,817                N/A           57,946
*            Principal Investors Partners SmallCap Value Fund                  3,732                N/A           60,879
*            Principal Investors S&P 600 Index Fund                            3,218                N/A           53,867
*            Principal Investors Partners International Fund                   4,678                N/A           62,073

            The American Funds:
              American Funds Perspective R3 Fund                              15,783                N/A          447,300
              American Funds Hi-Income R3 Fund                                 3,375                N/A           40,868
              American Funds Fundamental Investors R3 Fund                     8,858                N/A          313,115
              American Funds Growth Fund of America R3 Fund                   10,518                N/A          320,794

            Mason Street Funds:
              American Century Mason Street Select Bond Fund                  15,763                N/A          149,752
                                                                                                               ---------

                    Total mutual funds                                                                         6,521,857
                                                                                                               ---------

                                                                                                             (Continued)

                                                                                                              Schedule 1
                                                                                                             (Continued)
                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN
                                    Employer Identification Number: 64-0202960
                                                 Plan Number: 002

                                                Schedule H, Line 4i
                                     Schedule of Assets (Held at End of Year)
                                                 December 31, 2005

(a)                             (b)                                            (c)                (d)              (e)
                                                                             Units or                            Current
                      Identity of Issue                                      Par Value            Cost            Value
                      -----------------                                      ---------            ----            -----

           Principal Life Insurance Company:
*          Guaranteed Investment Contract - 3.30%                                                   N/A     $  1,129,843
                                                                                                             -----------

                    Total investments                                                                       $ 10,981,644
                                                                                                             ===========

          * - Denotes party-in-interest

           N/A - Participant directed

                                                           SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                              Merchants and Farmers Bank Profit and Savings Plan

                                                           By:  /s/ John G. Copeland
                                                              --------------------------------------------
                                                               John G. Copeland
                                                               Executive Vice President & CFO

Date:  July 13, 2006